                GENERAL MOTORS INVESTMENT MANAGEMENT CORPORATION
                     767 FIFTH AVENUE, NEW YORK, N.Y. 10153

MERRYL HOFFMAN, ESQ.
ASSISTANT GENERAL COUNSEL                                        TELEPHONE
                                                             (212) 418-6134

VIA EDGAR SUBMISSION
August 23, 2011

Ms. Laura Hatch
U.S. Securities & Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

RE: GMAM ABSOLUTE RETURN STRATEGIES FUND, LLC WITH RESPECT TO ITS SERIES, GMAM ABSOLUTE RETURN STRATEGY FUND I ("FUND I")

Dear Ms. Hatch:

On behalf of the above-referenced Fund I and in response to your comment communicated to me on August 22, 2011, please be advised that the Form N-Q (Quarterly Schedule of Portfolio Holdings of Management Investment Companies) for Fund I for the reporting period June 30, 2011 and to be filed with the Securities and Exchange Commission as of August 31, 2011 will contain the requested tax-related disclosure per Rule 12-12 of Regulation S-X. The disclosure that will be included in the Form N-Q is as follows:

     TAX BASIS - The cost of investments in Investment Funds for federal income tax purposes is adjusted for items of taxable income allocated to Fund I from the Investment Funds. The allocated taxable income has not been provided to Fund I for all of the Investment Funds as of June 30, 2011. As such, the tax basis of investments in Investment Funds is listed below adjusted by using the most recent available taxable income adjustment allocated to Fund I as of September 30, 2010.

                                                       TAX BASIS          BOOK BASIS
                                                     --------------    ---------------
Cost basis                                           $ 5,015,590,772   $ 4,970,299,986
Gross unrealized appreciation                          1,223,051,581     1,234,190,398
Gross unrealized depreciation                            (90,941,405)      (56,789,436)
Net unrealized appreciation on investments             1,132,110,176     1,177,400,962



     Each Member of Fund I as of June 30, 2011 is organized and created as a tax-exempt trust under Section 501(a) of the Internal Revenue Code of 1986, as amended.

Should you have any questions regarding this letter, please feel free to call me at 212-418-6134.

Sincerely,

/s/ Merryl Hoffman
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Merryl Hoffman